UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number: 000-53082

SPRING CREEK ACQUISITION CORP.
(Translation of registrant’s name into English))

10F, Room#1005, Fortune Int’l Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Spring Creek Acquisition Corp. (“Spring Creek”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Spring Creek’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement”  below. Spring Creek’s officers and directors have no rights to any liquidation distribution Spring Creek makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if Spring Creek does not acquire a target business within thirty months of the IPO as required by Spring Creek’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of Spring Creek and other interested persons are advised to read Spring Creek’s proxy statement, when available, in connection with Spring Creek’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from Spring Creek. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding AutoChina Group Inc (“Target,” and together with its subsidiaries and affiliated entities, “AutoChina”) or Spring Creek’s (together with AutoChina, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding AutoChina’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Spring Creek public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of consumer and commercial vehicles in China; China’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Spring Creek nor AutoChina assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On February 4, 2009, a Share Exchange Agreement (the “Agreement”) was entered into by and among Spring Creek Acquisition Corp., a company incorporated in the Cayman Islands (“Spring Creek”), AutoChina Group Inc, a company incorporated in the Cayman Islands (“Target”), Honest Best Int’l Ltd, a company incorporated in the British Virgin Islands and sole shareholder of Target (“Shareholder”), Li Yonghui (“Founder”), Yan Wang (“Wang”) and certain subsidiaries and affiliated entities of Target named therein (collectively, and together with Target “AutoChina”). EarlyBirdCapital, Inc. is acting as advisor to Spring Creek in connection with the transaction.

Acquisition of Target; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, Spring Creek will acquire 100% of the issued and outstanding shares in Target from Shareholder in exchange for an aggregate of 8,606,250 Spring Creek ordinary shares in upfront consideration, of which 10% will be held back and placed in escrow (“holdback consideration”). We refer to this share exchange as the “acquisition.”  Upon consummation of the acquisition, Spring Creek will change its name to AutoChina Group Limited or such other name to be approved by Spring Creek.

The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Agreement, Spring Creek has agreed to issue to Shareholder between 5-20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the Agreement) in each of the next five years, through the year ended December 31, 2013.

Representations and Warranties

In the Agreement, Founder, Wang, Shareholder and AutoChina (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) capital structure; (b) title to shares; (c) proper corporate organization and similar corporate matters; (d) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (e) absence of conflicts; (f) required consents and approvals; (g) licenses and permits; (h) taxes and audits; (i) financial information; (j) absence of certain changes or events; (k) absence of undisclosed liabilities; (l) title to assets and properties; (m) material contracts; (n) ownership of intellectual property; (o) employment and labor matters; (p) compliance with laws, including those relating to the PRC, foreign corrupt practices and money laundering; (q) related-party transactions; (r) environmental matters; (s) insurance; (t) transfer restrictions; and (u) brokers.

In the Agreement, Spring Creek makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) capital structure; (d) validity of share issuance; (e) absence of redemption requirements; and (f) brokers.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause AutoChina and its subsidiaries and affiliated entities to continue to operate its business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of Spring Creek.

The Agreement also contains covenants of Spring Creek and the Warrantors, including covenants providing for:

•
Spring Creek to prepare, file and mail a proxy statement and related materials to be delivered to Spring Creek shareholders in connection with a special meeting to approve the acquisition (the “Proxy Statement”) and to hold a shareholder meeting to approve the transactions contemplated by the Agreement, and the Warrantors to provide Spring Creek with the information of AutoChina and its subsidiaries and affiliated entities required or appropriate for inclusion in the Proxy Statement;

•
the Warrantors to deliver to Spring Creek as soon as practicable the consolidated unaudited financial statements for the 12 month period ended December 31, 2008 prepared in accordance with US GAAP, together with footnotes, and, upon request from Spring Creek, provide interim financial statements prepared in accordance with US GAAP, together with footnotes, as may be required for inclusion in the Proxy Statement;

•
the Warrantors to procure that certain key employees enter into executive employment agreements, and that all other employees of AutoChina and its subsidiaries and affiliated entities enter into a labor contract with the AutoChina or its applicable subsidiary or affiliated entity;

•
the Warrantors not to, directly or indirectly, solicit, encourage or enter into any negotiation or arrangement with any party that could reasonably be expected to lead to a proposal or offer for a stock purchase, asset acquisition, merger, consolidation or other business combination involving Target;

•
the Warrantors to use best reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the Agreement, subject to certain limitations; and

•
the Warrantors to use best efforts to cause certain subsidiaries and affiliated entities of Target to enter into certain contractual relations providing Target, through its subsidiaries, to exercise de facto control over the operations of such subsidiaries and affiliated entities.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) receipt of all permits from the relevant PRC governmental authorities required prior to closing; (b) holders of a majority of Spring Creek’s ordinary shares approving the business combination in accordance with its Memorandum and Articles of Association, with holders of less than 40% of Spring Creek’s public ordinary shares voting against the acquisition and properly exercising their rights to convert such public ordinary shares to cash; (c) the absence of any order, stay, judgment or decree by any government agency or any pending  or threatened litigation seeking to enjoin, modify, amend or prohibit the acquisition; and (d) delivery of all transaction documents by each of the parties.

Warrantors’ Conditions to Closing

The obligations of the Warrantors to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of Spring Creek being true on and as of the closing date of the Agreement, and Spring Creek complying with all required covenants in the Agreement.

Spring Creek’s Conditions to Closing

The obligations of Spring Creek to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Warrantors shall be true on and as of the closing date of the Agreement, and each of the Warrantors has complied with all required covenants in the Agreement;

•	Spring Creek shall have received legal opinions from counsel PRC counsel to Target with respect to PRC legal matters, and Cayman Islands counsel to Target with respect to Cayman Islands legal matters;

•	receipt by the Warrantors of certain third party consents and regulatory approvals, and the completion of all necessary proceedings, corporate or otherwise, of each of the Warrantors;

•	there shall have been no material adverse change with respect to AutoChina and its subsidiaries and affiliated entities since December 31, 2007;

•
AutoChina shall have provided all necessary information to be included in the Proxy Statement, and such information shall accurately reflect the business of AutoChina and its subsidiaries and affiliated entities;

•	each of the employment agreements with certain key employees shall have been executed and delivered to Spring Creek;

•	the Spring Creek shareholders shall have approved an equity incentive plan for the combined business following the consummation of the acquisition; and

•	the Warrantors shall have delivered evidence to Spring Creek of completion of the restructuring of AutoChina and its subsidiaries and affiliated entities necessary to consummate the acquisition.

If permitted under applicable law, either Spring Creek or AutoChina may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement. However, the condition requiring that the holders of fewer than 40% of Spring Creek’s public ordinary shares affirmatively vote against the acquisition and demand conversion of their shares into cash may not be waived.

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Spring Creek’s shareholders, by:

•	mutual written consent of the parties to the Agreement;

•	either Spring Creek or any Warrantor, if the closing has not occurred by August 31, 2009;

•
Any Warrantor, if there has been a breach by Spring Creek of any covenant or if any of Spring Creek’s representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and Spring Creek has not cured such breach within ten business days after written notice of intent to terminate from any Warrantor;

•
Spring Creek, if there has been a breach by any of the Warrantors of any covenant or if any of the Warrantors’ representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and the Warrantors have not cured such breach within ten business days after written notice of intent to terminate from Spring Creek;

•
either Spring Creek or the Warrantors, if the acquisition is not approved and the holders of 40% or more of Spring Creek’s public ordinary shares exercise their conversion rights and vote against the transactions contemplated by the Agreement; or

•	either Spring Creek or any Warrantor, if the acquisition is not approved within 90 days of the date of the Agreement.

Effect of Termination

In the event of termination and abandonment by either Spring Creek or the Warrantors, except as set forth below, all further obligations of the parties shall terminate, no party shall have any right against the other party, and Founder and Shareholder shall bear the costs and expenses of the warrantors and Spring Creek shall bear its own costs and expenses.

Indemnification by the Warrantors

The Warrantors have agreed, jointly and severally, to indemnify Spring Creek from any damages arising from: (a) any breach of any representation or warranty made by the Warrantors; or (b) any failure to perform any covenants by the Warrantors. The Warrantors indemnification obligations are subject to a $100,000 basket and are capped at the total upfront consideration of $68,850,000.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Share Exchange Agreement, which is filed as Exhibit 10.1 hereto, which is incorporated by reference in this report.

Actions That May be Taken to Secure Approval of Spring Creek’s Shareholders

In addition to retaining Advantage Proxy to assist Spring Creek with soliciting proxies, Spring Creek has retained an investor relations firm, The Equity Group Inc., to help it prepare press releases and presentations relating to AutoChina’s business. The Equity Group Inc. has also assisted Spring Creek with the preparation of shareholder presentations. Spring Creek is filing with the SEC a presentation that will be made to current and potential Spring Creek shareholders to inform them about AutoChina in hopes that they will vote to approve the proposed acquisition or purchase Spring Creek securities in the public markets. Members of AutoChina’s management team are expected to be involved in giving the presentation about AutoChina. Neither SpringCreek nor its consultants or affiliates have offered any shareholder any form of consideration for any shareholder’s promise to approve the proposed acquisition.

In addition, Spring Creek, AutoChina or their respective affiliates may purchase shares from Spring Creek’s public shareholders after the date that we mail the proxy statement to shareholders.  Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such purchases post transaction, which would result in AutoChina not receiving any working capital from the trust account. In the event that any purchases of Spring Creek’s ordinary shares are made by Spring Creek, AutoChina or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the shareholder’s meeting, Spring Creek will file a Current Report on Form 6-K relating to such purchases promptly after such purchases or otherwise prior to the shareholder’s meeting.

In the event that purchases are made in privately negotiated transactions, the purchasing parties may aim to purchase shares from shareholders who would otherwise have voted against the transaction and elected to convert their shares for a portion of the trust account. It is likely, since shareholders of a public company do not usually announce how they intend to vote on a matter applicable to the company of which they are a shareholder, that the general public will not know how the holder of the shares purchased would have voted.  Shares could also be purchased in the open market, but such open market purchases would not be directed to be purchases from shareholders who intended to vote against the proposed acquisition. Any prior purchases and any future purchases would have the effect of making it more likely that the transaction would be consummated.

Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by its current officers and directors) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders are not under any obligation to Spring Creek with respect to voting any shares acquired by them in Spring Creek’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed acquisition (as they have indicated they intend to do).  This would have the effect of reducing the number of other public shareholders of Spring Creek that would have to vote in favor of the proposed acquisition.  The initial shareholders have agreed not to demand conversion rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Unregistered Sales of Equity Securities.

Upon the closing of the transactions contemplated in the Agreement, an aggregate of 8,606,250 Spring Creek ordinary shares in upfront consideration, of which 10% will be held back and placed in escrow, will be issued for 100% of the issued and outstanding shares in Target from Shareholder. In addition, pursuant to an earn-out provision in the Agreement, Spring Creek has agreed to issue to Shareholder between 5-20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the Agreement) in each of the next five years, through the year ended December 31, 2013. The Spring Creek ordinary shares to be issued to Shareholder will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements as provided in Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated thereunder or the safe harbor from registration provided by Regulation S promulgated under the Securities Act.

Other Events

On February 5, 2009, Spring Creek Acquisition Corp. issued a press release announcing its entry into the Agreement with AutoChina, among other parties. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Commencing February 9, 2009, Spring Creek intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.2 and is incorporated by reference herein.

Where to Find Additional Information

Spring Creek is a foreign private issuer. As such, the Proxy Statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The Proxy Statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Spring Creek to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

Spring Creek will file with the SEC the Proxy Statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein. Shareholders are urged to carefully read the Proxy Statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about Spring Creek and the proposed acquisition. Copies of the Proxy Statement and other documents filed by Spring Creek will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565.

Financial Statements and Exhibits

No.	Description

10.1
Share Exchange Agreement, dated February 4, 2009, by and among Spring Creek Acquisition Corp., AutoChina Group Inc, Honest Best Int’l Ltd, Li Yonghui, Yan Wang and certain subsidiaries and affiliated entities of Target named therein.

99.1	Press Release, dated February 5, 2009

99.2	Presentation, dated February 9, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 9, 2009	SPRING CREEK ACQUISITION CORP.

By: /s/ William Tsu-Cheng Yu
Name: William Tsu-Cheng Yu
Title: Chief Financial Officer